UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

GLOBAL DIGITAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37944K106

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒    Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37944K106

1.    NAMES OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

DAVID A. LOPPERT

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   ☐

                                                                 (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

5.    SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 8,000,000

6.    SHARED VOTING POWER - 0

7.    SOLE DISPOSITIVE POWER – 8,000,000

8.    SHARED DISPOSITIVE POWER - 0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 9,500,000 (*)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 98.6%(*) (BASED ON 110,601,025 SHARES OF COMMON STOCK OUTSTANDING AS OF MAY 12, 2015)

12.  TYPE OF REPORTING PERSON - IN

* - Includes 1,500,000 currently exercisable stock options.

CUSIP No. 37944K106

ITEM 1(a).	NAME OF ISSUER:

GLOBAL DIGITAL SOLUTIONS, INC.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

777 SOUTH FLAGLER DRIVE, SUITE 800 WEST

WEST PALM BEACH, FL 33401

ITEM 2(a).	NAME OF PERSON FILING:

DAVID A. LOPPERT

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

14 SAINT GEORGE PLACE

PALM BEACH GARDENS, FL 33418

ITEM 2(c).	CITIZENSHIP:

USA

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

COMMON STOCK, $0.001 PAR VALUE

ITEM 2(e).	CUSIP NUMBER:

37944K106

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

CUSIP No. 37944K106

ITEM 4.	OWNERSHIP

(a)       AMOUNT BENEFICIALLY OWNED: 9,500,000 (*)

(b)      PERCENT OF CLASS: 8.6% (BASED ON 110,601,025 SHARES OF COMMON STOCK OUTSTANDING AS OF MAY 12, 2015)

(c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)    SOLE POWER TO VOTE OR DIRECT THE VOTE: 8,000,000

(ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE: 0

(iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 8,000,000

(iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

* - Includes 1,500,000 currently exercisable stock options.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2015

/s/ David A. Loppert
DAVID A. LOPPERT